 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Saponas, Thomas A. (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Agilent Technologies, Inc. (A) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) October 31, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President and Chief Technology Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	10/31/2002	A (1) |	10.00 | A | $13.75	13,981.78	D
Common Stock	10/31/2002	J (2) | V	275.42 | A |	275.42	I	By 401(k) plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Saponas, Thomas A. - October 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$14.54				11/17/1995 | 11/16/2004	Common Stock - 13,603		13,603	D
Employee Stock Option (right to buy)	$25.92				11/17/1996 | 11/16/2005	Common Stock - 10,688		10,688	D
Employee Stock Option (right to buy)	$30.26				11/21/1997 | 11/20/2006	Common Stock - 8,502		8,502	D
Employee Stock Option (right to buy)	$35.59				11/20/1998 | 11/19/2007	Common Stock - 10,410		10,410	D
Employee Stock Option (right to buy)	$34.11				11/19/1999 | 11/18/2008	Common Stock - 20,821		20,821	D
Employee Stock Option (right to buy)	$30.00				11/17/2000 | 11/17/2009	Common Stock - 17,932		17,932	D
Employee Stock Option (right to buy)	$30.00				11/18/2000 | 11/17/2009	Common Stock - 75,000		75,000	D
Employee Stock Option (right to buy)	$30.00				11/20/2000 | 11/17/2009	Common Stock - 16,981		16,981	D
Employee Stock Option (right to buy)	$30.00				11/19/2001 | 11/17/2009	Common Stock - 20,378		20,378	D
Employee Stock Option (right to buy)	$58.85				12/14/2001 | 12/13/2010	Common Stock - 50,000		50,000	D
Employee Stock Option (right to buy)	$25.67				11/26/2002 | 11/25/2011	Common Stock - 100,000		100,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: D. Craig Nordlund/ Attorney-in-fact ________________________________ 11-04-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Saponas, Thomas A. - October 2002
Form 4 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 4 - October 2002

Thomas A. Saponas
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

(1)   Shares acquired under the Service Award Program.
(2)   Shares acquired under the 401(k) plan from the employee contributions, exempt under Rule 16b-3(c). The information in this report is based on a plan statement dated October 31, 2002.

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